Filed Pursuant to Rule 433

Registration Statement No. 333-224360 and 333-224360-01

February 26, 2019

FINAL TERM SHEET

TELEFÓNICA EMISIONES, S.A.U.

5.520% FIXED RATE SENIOR NOTES TERMS AND CONDITIONS

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated February 26, 2019 and the accompanying Prospectus dated April 20, 2018 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.

Guarantor:	Telefónica, S.A.

Expected Ratings*:	Baa3 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$1,250,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC Registered

Issue Price to Public:	100% of Principal Amount

Settlement Date:	March 1, 2019 (T+3)

Maturity Date:	March 1, 2049

CUSIP/ISIN:	87938W AX1 / US87938WAX11

Coupon:	5.520%

Benchmark Treasury:	UST 3.375% due November 15, 2048

Spread to Benchmark Treasury:	252 basis points (2.52%)

Treasury Strike:	107-11; 3.000%

Re-offer Yield:	5.520%

Interest Payment Dates:	March 1 and September 1 of each year

First Interest Payment Date:	September 1, 2019

Par Call Date:	September 1, 2048

Day Count Convention/Business Day Convention:	30/360; Following, Unadjusted; Madrid, London, New York

Redemption Provisions:

Tax call:	Optional redemption for taxation reasons, by no fewer than 30 nor more than 60 days’ notice ending on an Interest Payment Date at 100% of principal and accrued and unpaid interest.

Make-whole call:	Optional redemption, at any time prior to the Par

Call Date by no fewer than 15 nor more than 60 days’ notice, at the greater of (x) 100% of principal and accrued and unpaid interest and (y) sum of the present values of the remaining payments of principal and interest that would be due if the Senior Notes matured on the Par Call Date (excluding any accrued and unpaid interest) discounted at a discount rate of Treasury plus 40 basis points, plus accrued and unpaid interest.

Par call:	Optional redemption, at any time on or after the Par Call Date by no fewer than 15 nor more than 60 days’ notice, at 100% of principal and accrued and unpaid interest.

Listing call:	Optional redemption, if the Senior Notes are not listed on a regulated market, multilateral trading facility or other organized market 45 days prior to the first Interest Payment Date at 100% of principal and accrued and unpaid interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance by the paying agent with certain formalities and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Minimum Initial Purchase Amount:	$150,000

Listing:	New York Stock Exchange

Joint Book-Running Managers:	Barclays Capital Inc.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

*

Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847,                Commerz Markets LLC by calling 1-212-895-1909, Credit Suisse Securities (USA) LLC by calling 1-800-221-1037, Deutsche Bank Securities Inc. by calling 1-800-503-4611, Goldman Sachs & Co. LLC by calling 1-866-471-2526, J.P. Morgan Securities LLC by calling 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322, Mizuho Securities USA LLC by calling 1-866-271-7403 and Morgan Stanley & Co. LLC by calling 1-866-718-1649.

MIFID II professionals/ECPS-only/NO PRIIPS KID—Manufacturer Target Market (MIFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS Key Information Document (KID) has been prepared as not available to retail in EEA.

The underwriters expect to deliver the Senior Notes to purchasers in registered book entry form through the facilities of The Depository Trust Company (“DTC”) for credit to accounts of direct or indirect participants in DTC, including Clearstream Banking, société anonyme, Luxembourg, and Euroclear Bank S.A./N.V., on or about March 1, 2019, which will be the third business day following the date of pricing of the Senior Notes (such settlement period being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the second business day before the delivery of the Senior Notes will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.